SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 7)*

FREIGHTCAR AMERICA, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

357023100

(CUSIP Number)

Pacific Investment Management Company LLC

Attention: Zephram Yowell, Senior Vice President, Senior Counsel

650 Newport Center Drive

Newport Beach, California 92660

(949) 720-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 22, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 357023100	Page 2 of 5 Pages

1.	NAME OF REPORTING PERSON Pacific Investment Management Company LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 14,703,223 (1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 14,703,223 (1)
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,703,223 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.4% (2)
14.	TYPE OF REPORTING PERSON IA, OO

(1)

The Reporting Person beneficially owns (a) 1,547,266 shares of Common Stock, (b) a warrant exercisable for an indeterminate number of shares of Common Stock equal to 23.0% of the Common Stock Deemed Outstanding (as defined in a warrant acquisition agreement entered into with the Issuer on October 13, 2020, as amended), (c) a warrant exercisable for an indeterminate number of shares of Common Stock equal to 5.0% of the Common Stock Deemed Outstanding (as defined in a warrant acquisition agreement entered into with the Issuer on December 30, 2021, as amended), (d) a warrant exercisable for an indeterminate number of shares of Common Stock equal to 5.0% of the Common Stock Deemed Outstanding (as defined in a warrant acquisition agreement entered into with the Issuer on April 4, 2022), and (e) a warrant exercisable for 1,636,313 (the “2023 Warrant”).

(2)

Based on 17,846,369 shares of Common Stock outstanding as of May 15, 2023, as provided by the Issuer to the Reporting Person, plus 8,028,842 shares of Common Stock underlying the warrant referred to in clause (b) of footnote 1 above, plus 1,745,401 shares of Common Stock underlying the warrant referred to in clause (c) of footnote 1 above, plus 1,745,401 shares of Common Stock underlying the warrant referred to in clause (d) of footnote 1 above, plus 1,636,313 shares of Common Stock underlying the warrant referred to in clause (e) of footnote 1 above. Except with respect to the 2023 Warrant, the number of shares of Common Stock that will actually be issued upon exercise of the warrants described in this statement will not be known with certainty until the time such warrants are exercised. The number of shares of Common Stock actually issued upon exercise of such warrants may be materially different than the number of shares reflected in this statement.

CUSIP No. 357023100	Page 3 of 5 Pages

This Amendment No. 7 to Schedule 13D (“Amendment No. 7”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission on August 11, 2021 (as amended by Amendment No. 1 to Schedule 13D filed on November 9, 2021, Amendment No. 2 to Schedule 13D filed on January 7, 2022, Amendment No. 3 to Schedule 13D filed on April 12, 2022, Amendment No. 4 to Schedule 13D filed on August 8, 2022, Amendment No. 5 to Schedule 13D filed on November 8, 2022, Amendment No. 6 to Schedule 13D filed on March 29, 2023, collectively, the “Original 13D”) and, collectively with this Amendment No. 7, the “Statement”) relating to shares of common stock, par value $0.01 per share (the “Common Stock”), of FreightCar America, Inc., a Delaware corporation (the “Issuer”). Item 3, Item 4, Item 5 and Item 6 of the Statement are hereby amended and supplemented as set forth below. Capitalized terms used in this Amendment No. 7 and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby supplemented by adding the following additional information:

As previously disclosed, on March 23, 2023, the Issuer and OC III LFE entered into the Purchase Agreement. The conditions to closing of the Purchase Agreement were satisfied and May 22, 2023 and the Closing occurred on that date. At the Closing, OC III LFE acquired 85,412 shares of Series C Preferred Stock of the Issuer and warrants for 1,636,313 shares of Common Stock (the “March 2023 Warrant”). Such warrants have an exercise price of $3.57 per share, are exercisable at any time and expire on May 22, 2033.

The foregoing descriptions of the March 2023 Warrant does not purport to be complete and is qualified in its entirety by reference to the full text of the March 2023 Warrant, attached hereto as Exhibit 99.1 and incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

Item 5(c) is hereby supplemented by adding the following additional information:

(c) The disclosure set forth in Item 3 and Item 6 of this Amendment No. 7 is incorporated herein by reference. Except as set forth herein, there have been no transactions with respect to the Common Stock during the sixty days prior to the date of this Amendment No. 7 by the Reporting Person or, to its knowledge, by any executive officer or director of the Reporting Person.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby supplemented by adding the following additional information:

Amendment No. 2 to the Reimbursement Agreement

In connection with the closing of the transactions contemplated by the Purchase Agreement, the Issuer entered into Amendment No. 2 to the Reimbursement Agreement (“Amendment No. 2”) with the Loan Parties (as defined therein), CO Finance LVS VI LLC (the “LC Provider”), and U.S. Bank, National Association, as disbursing agent and collateral agent. Amendment No. 2 amends and sets forth the terms of the Issuer’s continuing obligations to the LC Provider in connection with the outstanding standby letter of credit issued by Wells Fargo Bank, N.A., in the principal amount of $25.0 million for the account of the Issuer and for the benefit of Siena Lending Group LLC.

The foregoing description of Amendment No. 2 to the Amended and Restated Reimbursement Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of Amendment No. 2 to the Amended and Restated Reimbursement Agreement, attached hereto as Exhibit 99.2 and incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1	Warrant issued by the Issuer to OC III LFE II LP, dated as of May 22, 2023 (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on May 24, 2023).

Exhibit 99.2	Amendment No. 2 to the Amended and Restated Reimbursement Agreement, dated May 22, 2023, by and among FreightCar Americas, Inc. FreightCar North America, the Loan Parties, CO Finance LCS IV LLC, and U.S. Bank National Association (incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on May 24, 2023).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 24, 2023

PACIFIC INVESTMENT MANAGEMENT COMPANY LLC

By:	/s/ Ryan Curtis
Name: Ryan Curtis
Title: Vice President